UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 2, 2020.

99.2	Press Release dated March 4, 2020.

99.3	Press Release dated March 4, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 4, 2020	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Exhibit 99.1

DBV Technologies Announces Partial Exercise of Underwriters’ Option to Purchase Additional Shares in Connection With its Global Offering of Ordinary Shares in the Form of American Depositary Shares (ADSs)

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that the underwriters for its previously announced global offering have partially exercised their option to purchase 338,687 additional ordinary shares in the form of 677,374 American Depositary Shares (“ADSs”), at an offering price of $10.25 per ADS, before deducting commissions and estimated offering expenses (the “Option”). Each ADS represents the right to receive one-half of one ordinary share, and the offering price of $10.25 per ADS corresponds to a price of €18.63 per ordinary share (on the basis of an exchange rate of $1.0999 = €1.00). The closing of the Option is expected to occur on March 4, 2020, subject to customary closing conditions.

Consequently, following partial exercise of the Option, the total number of ordinary shares sold in the global offering is 7,838,687 ordinary shares, including 4,874,268 ordinary shares in the form of 9,748,536 ADSs, bringing the total gross proceeds from the global offering to approximately $160.7 million (approximately €146.1 million).

Goldman Sachs and Citigroup are acting as joint lead book-running managers for the global offering. JMP Securities is acting as lead manager for the global offering. H.C. Wainwright & Co. and Kempen & Co are acting as co-managers for the global offering. The partial exercise of the Option is part of stabilization activities carried out since the announcement of DBV Technologies’ global offering. The stabilization period is now closed.

The Company plans to use the net proceeds from the global offering, together with its existing cash and cash equivalents, primarily to prepare for the commercialization of Viaskin Peanut, including marketing efforts related to launch in the second half of 2020, if approved, as well as to advance the discovery and development of the Company’s other product candidates using its Viaskin Platform and for working capital and general corporate purposes.

A registration statement on Form F-3 relating to the securities to be issued in the global offering was filed with the Securities and Exchange Commission and was declared effective on October 1, 2019. The offering of ordinary shares in the form of ADSs was made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, as well as a free writing prospectus related to the global offering. A free writing prospectus and a final prospectus supplement and accompanying prospectus relating to and describing the terms and conditions of the offering were filed with the Securities and Exchange Commission and are available on the Securities and Exchange Commission’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may also be obtained for free from: Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: +1 866-471-2526, facsimile: +1 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: +1 800-831-9146.

Application was made to list the new ordinary shares to be issued pursuant to the global offering on the regulated market of Euronext Paris pursuant to a listing prospectus approved by the Autorité des Marchés Financiers (“AMF”) on January 30, 2020 under number 20-023 comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel) under number D. 19-0889, as completed by an amendment to such universal registration document, filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including (iii) a summary of the prospectus. Copies of the Company’s 2018 universal registration document, as amended, are available free of charge at the Company’s head office located at: 177-181 avenue Pierre Brossolette – 92120 Montrouge – France. The listing prospectus is available on the AMF’s website at www.amf-france.org.

*    *    *

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge,

France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the expected closing of the Option and the anticipated use of proceeds from the global offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D. 19-0889, as completed by an amendment to such universal registration document, filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, filed with the AMF on January 30, 2020 under number 20-023, is available on the AMF’s website at www.amf-france.org. Copies of the Company’s universal registration document, as amended, are available for free at the Company’s head office located at: 177-181 avenue Pierre Brossolette – 92120 Montrouge – France and on the AMF’s website at www.amf-france.org.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”).

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”).

Exhibit 99.2

DBV Technologies Announces Closing of Underwriters’ Option to Purchase Additional Ordinary Shares in the Form of American Depositary Shares in Connection With its Global Offering

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the settlement and delivery of an aggregate of 338,687 additional ordinary shares in the form of 677,374 American Depositary Shares (“ADSs”), on the same terms and conditions as the securities previously sold in the global offering which settled on February 4, 2020, pursuant to the partial exercise of the underwriters’ option to purchase additional ordinary shares in the form of ADSs (the “Option Closing”). Each ADS represents the right to receive one-half of one ordinary share. Following the Option Closing, the total gross proceeds to the Company from the global offering are approximately $160.7 million (approximately €146.1 million), before deducting commissions and estimated offering expenses. The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT,” and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV.”

Goldman Sachs and Citigroup acted as joint lead book-running managers for the global offering. JMP Securities acted as lead manager for the global offering. H.C. Wainwright & Co. and Kempen & Co acted as co-managers for the global offering.

The Company plans to use the net proceeds from the global offering, together with its existing cash and cash equivalents, primarily to prepare for the commercialization of Viaskin Peanut, including marketing efforts related to launch in the second half of 2020, if approved, as well as to advance the discovery and development of the Company’s other product candidates using its Viaskin Platform and for working capital and general corporate purposes.

A registration statement on Form F-3 relating to the securities to be issued in the global offering was filed with the Securities and Exchange Commission and was declared effective on October 1, 2019. The global offering of ordinary shares in the form of ADSs was made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, as well as a free writing prospectus related to the global offering. A free writing prospectus and a final prospectus supplement and accompanying prospectus relating to and describing the terms and conditions of the offering were filed with the Securities and Exchange Commission and are available on the Securities and Exchange Commission’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may also be obtained for free from: Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: +1 866-471-2526, facsimile: +1 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: +1 800-831-9146.

Application was made to list the new ordinary shares to be issued pursuant to the global offering on the regulated market of Euronext Paris pursuant to a listing prospectus approved by the Autorité des Marchés Financiers (“AMF”) on January 30, 2020 under number 20-023 comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel) under number D. 19-0889, as completed by an amendment to such universal registration document, filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including (iii) a summary of the prospectus. Copies of the Company’s 2018 universal registration document, as amended, are available free of charge at the Company’s head office located at: 177-181 avenue Pierre Brossolette – 92120 Montrouge – France. The listing prospectus is available on the AMF’s website at www.amf-france.org.

* * *

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the anticipated use of proceeds from the global offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D. 19-0889, as completed by an amendment to such universal registration document, filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, was approved by the AMF under number 20-023 and is available on the AMF’s website at www.amf-france.org. Copies of the Company’s universal registration document, as amended, are available free of charge at the Company’s head office located at: 177-181 avenue Pierre Brossolette – 92120 Montrouge – France and on the AMF’s website at www.amf-france.org.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”).

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”).

Exhibit 99.3

DBV Technologies Reports Full-Year 2019 Financial Results and Provides Business Update

Advisory Committee meeting to be held on May 15, 2020 to discuss the Viaskin Peanut Biologics License Application (BLA) with target action date of August 5, 2020

Announced positive top-line data from PEOPLE Phase III open-label extension trial demonstrating long-term clinical benefit of Viaskin Peanut in peanut-allergic children

Strengthened leadership team to support potential commercialization of Viaskin Peanut in the second half of 2020, if approved

Ended year with €308.4 million in pro forma cash and cash equivalents, including net proceeds from first quarter 2020 equity raise

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today reported business highlights and financial results for the full-year of 2019. The financials have been audited by the Company’s statutory auditors and were approved by the Board of Directors on March 3, 2020. The audit report will be issued by the Company’s statutory auditors in March 2020.

“Reflecting on 2019, we made great strides towards our key objectives, including submitting a Biologics License Application (BLA) for Viaskin Peanut with the U.S. Food and Drug Administration (FDA), continuing to advance its clinical development and building a leadership team with the expertise to take us to potential commercialization. Additionally, we have further strengthened our balance sheet thanks to our equity raise in the first quarter of 2020 that generated €136.4 million in net proceeds, which we intend to use primarily to prepare for the commercialization of Viaskin Peanut, including marketing efforts related to launch in the second half of 2020, if approved,” said Daniel Tassé, Chief Executive Officer of DBV Technologies. “Looking ahead, we will continue to drive our mission of improving the lives of families managing the profound impact of food allergies.”

Full-Year 2019 Financial Highlights

•

Cash & Cash Equivalents: cash and cash equivalents as of December 31, 2019 were €172.0 million, compared to €122.8 million as of December 31, 2018. In 2019, cash used in operating activities was €(128.5) million and cash flows used in investment activities were €(5.1) million. Cash from financing activities were €182.8 million, including €187.9 million received in connection with the Company’s April 2019 and October 2019 public offerings. Current cash and cash equivalents, including the €136.4 million in net proceeds from the February 2020 offering, which includes the net proceeds from the partial exercise of the related overallotment option in March 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund the Company’s operating plan into the first quarter of 2021.

•

Operating Income: operating income was €13.1 million in 2019, compared to €14.5 million in 2018, which corresponds to a decrease of 9.7%. In 2019, operating income was primarily generated by the Company’s Research Tax Credit (French Crédit Impôt Recherche, or CIR) and by revenue recognized by the Company under its collaboration agreement with Nestlé Health Science.

•

Research & Development Expenses: research and development expenses decreased by €5.7 million, or 5.3%, to €101.5 million in 2019, compared to €107.2 million in 2018. The decrease in research and development expenses resulted mainly from the completion of ViaskinTM Peanut Phase III clinical trials and lower manufacturing costs, partially offset by an increase in personnel expenses.

•

General & Administrative Expenses: general and administrative expenses were €44.4 million in 2019, compared to €41.4 million in 2018. The increase in general and administrative expenses was primarily attributable to an increase in personnel-related expenses as a result of our increased employee headcount, severance costs in connection with the Company’s reorganization, consulting fees and the implementation of retention measures for key personnel of the Company. This increase was partially offset by reduced share-based compensation expense as well as reduced expenses related to free share plans for employees.

•

Sales & Marketing Expenses: sales and marketing expenses were €18.9 million in 2019, compared to €32.2 million in 2018, reflecting a decrease of €13.3 million, or 41.3%. The decrease in sales and marketing expenses was primarily due to a decrease in consulting fees, marketing, tradeshows and travel expenses as part of budget discipline as the Company refocused on preparing for the submission of a BLA for Viaskin Peanut to the FDA.

•

Net Loss: net loss was €(153.6) million in 2019, compared to €(166.1) million in 2018. Loss per share (based on the weighted average number of shares outstanding over the period) was €(4.15) and €(5.74) in 2019 and 2018, respectively.

Clinical Progress of Viaskin Peanut

In January 2020, the Company announced topline results of the largest long-term trial evaluating peanut allergy immunotherapy to date. The three-year, open-label extension of the Phase III PEPITES trial, referred to as the PEOPLE trial, was designed to evaluate the long-term efficacy and safety of investigational Viaskin Peanut in peanut-allergic children ages 4 to 11 years. The topline results showed long-term clinical benefit as shown by an increase in eliciting dose (ED), which may decrease the chance of reacting to an accidental peanut exposure. These results build on PEPITES findings published in The Journal of the American Medical Association (JAMA). The Company plans to present study results at the American Academy of Allergy, Asthma & Immunology (AAAAI) in March 2020, as well as publish the results in a peer-reviewed journal.

On October 4, 2019, the FDA accepted for review the BLA for Viaskin Peanut for the treatment of peanut-allergic children ages 4 to 11 years. The FDA has since announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss the BLA. With a target action date of August 5, 2020, the Company hopes to offer this important new treatment option to patients and their families in the second half of 2020, if approved. Viaskin Peanut is based on investigational epicutaneous immunotherapy (EPIT), DBV’s proprietary method of delivering biologically active compounds to the immune system through intact skin.

The Company expects to announce the Part A topline results of EPITOPE (EPITTM in Toddlers with Peanut Allergy), as well as an enrollment update for Part B of EPITOPE, in the first half of 2020. EPITOPE is a global, Phase III clinical trial assessing the safety and efficacy of Viaskin Peanut for the treatment of peanut-allergic toddlers ages 1 to 3 years, an age when many patients are first diagnosed with peanut allergy. EPITOPE is a two-part, pivotal, double-blind, placebo-controlled trial that is currently enrolling patients.

Corporate Update

Over the past 12 months, the Company has continued to build a strong and experienced bench of business leaders to lead its strategic initiatives in 2020 and beyond. The Company believes they each bring strengths and expertise to their roles, with recent additions including:

•	Pascal Wotling, who was recently appointed as Chief Technical Operations Officer, will oversee manufacturing, supply chain and new product process development.

•

Ramzi Benamar, who was appointed Chief Financial Officer in January 2020, is deepening the Company’s capabilities and experience in several areas, including financial leadership, R&D and commercial biotech, as well as capital and cash management.

•

Caroline Daniere, who was appointed Chief Human Resources Officer in September 2019, has been focused on defining new strategies to build culture and drive success through recruitment, retention and alignment across geographies.

•	Pharis Mohideen, M.D., who was appointed Chief Medical Officer in July 2019, is bringing his regulatory, medical affairs and food allergy experience to the Company’s clinical development programs.

•	Adam Slatter, who was appointed Chief Quality Officer in March 2019, is leading the Company’s global Quality Assurance and Quality Control.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPITTM, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the potential of the EPIT platform and Viaskin® Peanut as a treatment for peanut-allergic children, the timing of the Advisory Committee meeting, the Company’s regulatory and development plans regarding Viaskin Peanut and the Company’s expected cash runway. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example, the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act or the date set for the Advisory Committee meeting). A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com